UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-07297

Issuer:  NICOR INC.
Exchange: CHICAGO STOCK EXCHANGE INC
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1844 Ferry Road
Naperville, Illinois 60563-9600
(630) 305-9500
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $2.50 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

o 17 CFR 240.12d2-2(a)(2)

☑ 17 CFR 240.12d2-2(a)(3)

o 17 CFR 240.12d2-2(a)(4)

o Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

o Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, CHICAGO STOCK EXCHANGE INC certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf of undersigned duly authorized person.

2011-12-21                 By           Eileen Daut                 Manager
Date                                           Name                                           Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.

In accordance with SEC rules regarding the delisting of securities on any exchange, as required by Exchange Act Rule 12d2-2 (c) (3) the CHX provides the following information.

The Chicago Stock Exchange (CHX) received notice from Nicor Inc. (GAS) that approval was received by the Illinois Commerce Commission of the merger between AGL Resources and NICOR Inc.

NICOR Inc. was delisted from the CHX effective December 12, 2011. AGL Resources will continue to trade under unlisted trading privileges (UTP) on the CHX and will change their ticker symbol to GAS effective December 16, 2011. For further information, please contact the Listing Department at 312 663 2581.

For further information:
Listing Contact Information
Eileen Daut
The Chicago Stock Exchange
440 S. LaSalle Street
Chicago, IL 60605
312.663.2581
edaut@chx.com